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05035458

SECURIT[illegible] [illegible]SION

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 1 8 2005
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 42094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2003** (MM/DD/YY) AND ENDING **September 30, 2004** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delphi Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 South 6th Street, Suite 2490
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Levi **612-338-1774**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
FEB 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jack Levi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delphi Financial Corporation as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER PIKE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2008

Jennifer Pike
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELPHI FINANCIAL CORPORATION

FINANCIAL STATEMENTS

Years Ended September 30, 2004 and 2003

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

DELPHI FINANCIAL CORPORATION

We have audited the statement of financial condition of Delphi Financial Corporation as of September 30, 2004 the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Delphi Financial Corporation as of September 30, 2003 were audited by other auditors, Schweitzer Karon & Bremer, LLC, whose partners became shareholders of Mayer Hoffman McCann P.C. as of January 1, 2004, and whose report dated November 17, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Delphi Financial Corporation as of September 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, MN
November 19, 2004

DELPHI FINANCIAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

September 30, 2004 and 2003

	2004	2003
ASSETS		
Cash	$ 65,495	$ 626
Temporary cash investments	78,013	83,196
Commission receivable	55,000	-
Prepaid insurance	479	531
Refundable income taxes	7,830	7,830
Note receivable, stockholder	10,508	96,081
Interest receivable on stockholder note	-	18,759
Furniture and equipment	31,427	31,427
Accumulated depreciation	(31,417)	(30,373)
TOTAL ASSETS	$ 217,335	$ 208,077
LIABILITIES		
Accounts payable and accrued expenses	$ 5,207	$ 3,893
Accrued rent	-	2,535
TOTAL LIABILITIES	5,207	6,428
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 113,000 shares	1,130	1,130
Additional paid-in capital	265,870	265,870
TOTAL CAPITAL CONTRIBUTED	267,000	267,000
RETAINED EARNINGS (DEFICIT)	(54,872)	(65,351)
TOTAL STOCKHOLDERS' EQUITY	212,128	201,649
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 217,335	$ 208,077

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION

STATEMENTS OF OPERATIONS

Years Ended September 30, 2004 and 2003

	2004	2003
COMMISSIONS AND FEES EARNED		
Commissions	$ 111,250	$ 61,500
Consulting fees	55,000	15,000
Dividend income	817	1,399
TOTAL COMMISSIONS AND FEES EARNED	167,067	77,899
OPERATING EXPENSES		
Employee compensation and benefits	40,618	25,208
Occupancy and equipment	50,570	68,768
General and adnministrative	65,400	74,134
TOTAL OPERATING EXPENSES	156,588	168,110
OPERATING INCOME (LOSS)	10,479	(90,211)
OTHER INCOME (EXPENSE)	-	1,011
INCOME (LOSS) BEFORE INCOME TAXES	10,479	(89,200)
INCOME TAX (BENEFIT) EXPENSE	-	(5,523)
NET INCOME (LOSS)	$ 10,479	$ (83,677)

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION

STATEMENTS OF CHANGES STOCKHOLDERS' EQUITY

Years Ended September 30, 2004 and 2003

	Common Stock		Additional	Retained Earnings	Total Stockholders'
	Shares	Par Value	Paid In Capital	(Deficit)	Equity
Balance, September 30, 2002	113,000	$ 1,130	$ 265,870	$ 18,326	$ 285,326
Net income	-		-	(83,677)	(83,677)
Balance, September 30, 2003	113,000	1,130	265,870	(65,351)	201,649
Net income			-	10,479	10,479
Balance, September 30, 2003	113,000	$ 1,130	$ 265,870	$ (54,872)	$ 212,128

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 10,479	$ (83,677)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	1,044	816
Deferred income tax provision	-	(449)
Decrease (increase) in operating assets:		
Commission receivable	(55,000)	-
Prepaid insurance	52	1,469
Income taxes receivable	-	(6,090)
Interest receivable on stockholder note	18,759	264
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	1,314	(21,250)
Accrued rent	(2,535)	(3,380)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(25,887)	(112,297)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of notes receivable from stockholder	85,573	58,873
NET CASH FLOWS FROM INVESTING ACTIVITIES	85,573	58,873
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	59,686	(53,424)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	83,822	137,246
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 143,508	$ 83,822

See Notes to Financial Statements

(1) **Summary of significant accounting policies**

Nature of business - Delphi Financial Corporation (the Company) arranges private financing of $5 million to $50 million for both public and private companies. The Company provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company's 2004 investment banking activities and advisory services were primarily performed on behalf of three customers, which accounted for 98% of its revenues.

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid temporary cash investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents. At times cash balances may be in excess of FDIC insurance limits.

Investments - The Company, in connection with providing investment banking and advisory services, may on occasion purchase certain warrants of the company it serves. These warrants are valued by management as no ready market is available for the warrants, or significant restrictions exist which limited the value of the warrants. Changes in the fair market value of these securities are recognized currently as unrealized gains or losses.

Furniture and equipment - Furniture and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

Depreciation of furniture and equipment is computed on accelerated methods. Estimated useful lives for furniture, fixtures, and equipment are 5-7 years. Total depreciation expense was $1,044 and $816 for the years ended September 30, 2004 and 2003, respectively.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided. Reimbursements for expenses advanced on clients' behalf are recognized as the expenses are incurred.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on delinquency status.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivables balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

(1) Summary of significant accounting policies (continued)

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The temporary differences are primarily due to utilization of different depreciation methods for book and tax purposes and net operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best efforts" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Income tax matters

The components of the income tax provision and deferred tax asset and liability are as follows:

	Years Ended September 30, 2004	Years Ended September 30, 2003
Current income taxes		
Federal income taxes	$ 1,557	$ (8,714)
State and local income taxes	1,027	(11,476)
Total current income tax expense	2,584	(20,190)
Deferred income taxes		
Change in deferrred tax valuation allowance	(2,584)	14,668
Total deferred income tax expense	(2,584)	14,668
Total income tax expense	$ -	$ (5,522)

The Company has federal and state net operating loss carryforwards of $50,000 and $78,000, respectively. The loss carryforwards begin to expire in 2018.

(2) Income tax matters (continued)

The primary differences which give rise to net deferred taxes at September 30, 2004 and 2003 are:

	September 30, 2004	September 30, 2003
Deferred tax asset		
Net operating loss carryforward	$ 15,092	$ 17,676
Less valuation allowance	(15,092)	(17,676)
Total deferred tax asset	$ -	$ -

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004, the Company had net capital as defined by Rule 15c3-1 of $136,640, which exceeds its required net capital of $5,000 by $131,640. The Company's ratio of aggregate indebtedness to net capital was 3.8 to 1 at September 30, 2004.

(4) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(5) Leases

The Company leases office space in Minneapolis, Minnesota under a lease agreement expiring June 30, 2007. In addition to rent, the lease requires the Company to pay various operating expenses including insurance, repairs and maintenance, and real estate taxes. Rent expense charged to operations was $49,500 and $68,000 for the years ended September 30, 2004 and 2003, respectively.

(5) Leases (continued)

The minimum lease payment required under this lease, including operating costs, is as follows:

Years Ending September 30,	Amount
2005	$ 15,590
2006	16,350
2007	12,740
Totals	$ 44,680

(6) Stockholders' equity

On May 25, 2001, the Company issued 17,000 shares of common stock for $225,000. In conjunction with the newly issued shares, the Company and stockholders entered into certain agreements which include a policy for sharing revenues where the two parties collaborated on transactions, and a conditional put agreement obligating the Company to repurchase the newly issued shares. The stockholders can exercise this right on May 25, 2003 and anytime thereafter. The purchase price of the shares would be the lesser of $225,000, or, an amount calculated by multiplying the three year total of net adjusted cash revenues and expenses by 6.25%. The purchase price is payable over five years with interest at the prime rate, however, payments are capped during the first four years at 20% of annual cash revenues, or by any amount which would reduce the Company's net capital below the minimum required.

If exercised, the total amounts due under the repurchase agreement based on the financial results through September 30, 2004 would be $0.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

DELPHI FINANCIAL CORPORATION

We have audited the financial statements of Delphi Financial Corporation for the year ended September 30, 2004, and have issued our report thereon dated November 19, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Delphi Financial Corporation taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Minneapolis, Minnesota
November 19, 2004

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

DELPHI FINANCIAL CORPORATION

We have audited the financial statements of Delphi Financial Corporation as of and for the year ended September 30, 2004. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, MN
November 19, 2004

DELPHI FINANCIAL CORPORATION

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
September 30, 2004
COMPUTATION OF NET CAPITAL

			Schedule I
1.	Total ownership equity from Statement of Financial Condition		$ 212,128
2.	Deduct: ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		212,128
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	b. Other (deductions) or allowable credits Deferred taxes on non allowable assets		0
5.	Total capital and allowable subordinated liabilities		212,128
6.	Deduction and/or charges:		
	a. Total non-allowable assets included in Statement of Financial Condition:		
	b. Secured demand note deficiency	73,928	
	c. Commodity futures contracts and spot commodities-proprietary capital charges	0	
	d. Other deductions and/or charges contingent liability		73,928
7.	Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities		0
8.	Net capital before haircuts on securities positions		138,200
9.	Haircuts on securities:		
	a. Contractual securities commitments		
	b. Subordinated securities borrowings		
	c. Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities	1,560	
	d. Undue concentration (illiquid investment securities)		
	e. Other		1,560
10.	Net capital		$ 136,640

DELPHI FINANCIAL CORPORATION

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	Minimum net capital required (6-2/3% of line 19)	$	347
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital (line 10 less 13)		131,640
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	136,119

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities included in Statement of Financial Condition	$	5,207
17.	Add:		
	a. Drafts for immediate credit		
	b. Market value of securities borrowed for which no equivalent value is paid or credited		
	c. Other unrecorded amounts contingent liability		
19.	Total aggregate indebtedness	$	5,207
20.	Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		3.8

DELPHI FINANCIAL CORPORATION

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 (Included in Part IIA of Form X-17A-5)

September 30, 2004

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 118,248
Net audit adjustments	
Net income adjustments including:	
Additional accrued expenses	(2,108)
Reduction of contingent liability	20,500
Net capital as reported on line 10 of Schedule I	$ 136,640

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 3,200
Additional accrued expenses	2,007
Total aggregate indebtedness as reported on line 19 of Schedule II	$ 5,207

DELPHI FINANCIAL CORPORATION

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3
OF THE SECURITIES EXCHANGE ACT OF 1934
September 30, 2004
STATEMENT PURSUANT TO 15c 3-3 OF SECURITIES EXCHANGE ACT OF 1934

Schedule IV

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(iii) of the rule.